Exhibit 99.1

Canadian Solar Announces a $150 Million Share Repurchase Program

Guelph, Ontario, December 9, 2019 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its Board of Directors has authorized a $150 million share repurchase program for a six month period beginning December 9th, 2019 and ending June 8th, 2020.  The exact timing and amount of any repurchase will be determined by the Company’s management, based on market conditions, share price and other factors, and will be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar Inc. commented, “The share repurchase program further reinforces our commitment to our shareholders.  We have confidence in the Company’s long-term business plan and prospects and believe there is considerable value in investing in Canadian Solar shares, which are trading below book value and significantly below intrinsic value.  We focus our disciplined and balanced capital allocation strategy on driving profitable growth, strengthening our balance sheet and creating sustainable value for our shareholders.”

Dr. Huifeng Chang, Chief Financial Officer commented, “Over the past 18 years, we have built Canadian Solar into one of the world’s largest solar energy companies, with a dominant, fully-integrated module manufacturing and energy business.  Globally, we have a 4 GWp pipeline of late-stage, utility-scale solar power projects, with another 415 MWp in construction.  In addition, our module manufacturing business, which has been rated the Number 1 Bankable Module Supplier by Bloomberg New Energy Finance survey respondents for three consecutive years, continues to deliver industry leading profitability by commanding a premium for products due to our innovative technology, industry leading quality and reliability.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 38 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.